Exhibit 4.6

NCI INFORMATION SYSTEMS, INC.

2005

Incentive

Compensation

Plan

2005 INCENTIVE COMPENSATION PLAN

Effective January 1, 2005 - December 31, 2005

I.	OBJECTIVE

The NCI (“Company”) Incentive Compensation Plan (“Plan”) is designed to provide annual cash incentive awards to NCI’s Senior Executives and selected management personnel. These individuals are considered to be in key positions and responsible for contributing significantly to the strategic, technical and financial success of the Company based upon the achievement of corporate and/or operational unit targets for the subject fiscal year.

II.	RESPONSIBILITY

The Vice President of Human Resources administers the NCI ICP Plan with consultation, advice, and support from the CFO. NCI’s finance department will provide the financial operating results specified in the ICP. Discretionary amounts will be determined based on supervisor recommendations and input from COO and will be reviewed and approved by the President and Chairman. The compensation for NCI’s CEO and CFO (including bonuses) will be determined by NCI’s Compensation Committee, which is composed of independent Directors of the Board. The Compensation Committee will also review the recommendations for all officers to ensure consistency and provide recommendations to the CEO or President as appropriate.

III.	ELIGIBILITY/PLAN APPLICATION

Individuals must be full time employees during the Plan Year to be eligible to participate in this Plan. Once an individual has started to participate in this plan, in a designated position and salary level, subsequent changes in their salary resulting from such actions as merit increases or equity adjustments will not be a factor in calculating year-end incentive awards. Individuals entering the Plan after January 1st will have their incentive awards calculated on a prorata basis according to their date of entry into the plan. Individuals must be active employees on the distribution date (typically mid-March of the following year) to be eligible for any payments under the plan.

Individuals participating in this incentive plan are not eligible to participate in any other incentive or bonus plan (e.g. Business Acquisition Incentive Plan) unless explicitly approved by the CEO, President, and COO.

IV.	KEY DEFINITIONS

A.	Revenue is defined as the total dollar value of the business delivered and recognized by the Corporation, group, or operating unit.

B.	Profit is defined as the difference between revenue, as defined above, and the actual direct and indirect expenses/costs incurred by the corporation. The corporate profit number used for ICP purposes is net income after interest and unallowable expenses. For group level profits, the figure used for ICP purposes is actual group profit after all direct and indirect expenses, including group specific unallowable expenses.

NCI 2005 ICP	Company Proprietary

C.	Direct Labor is defined as the dollar value of the billable direct labor hours worked on fully executed contracts. Direct labor shall be measured on an annual basis from January 1 through December 31.

D.	Direct Labor Utilization is defined as the percentage of direct labor divided by the sum of direct and indirect labor (service center labor, overhead labor, PMO labor, non-billable labor, and B&P/IR&D labor.)

V.	PLAN DESIGN/ADMINISTRATION

A.	A Corporate Bonus Pool will be created to fund the Company’s incentive plans. The 2005 Corporate Bonus Pool will be calculated as a function of Actual Revenues and the Targeted Net Profit percentage, which for 2005 is 6.0%. The actual dollars available for ICP awards will be based on the dollars available in the pool after payouts for all the other incentive plans in 2005.

B.	Incentive Awards under the NCI Incentive Compensation Plan will be a function of the Company achieving or exceeding minimum Threshold Levels of the Goals established for the Company and/or Group Threshold Levels, depending on the participant’s incentive plan worksheet. Incentive Award payout amounts may be affected, however, if there are insufficient funds remaining in the Corporate Bonus Pool. In such cases, awards may be adjusted for incentive plan participants.

C.	Should the Company fail to achieve its Threshold Profit Level, the Plan will be nullified and any bonus amounts paid to participants will be totally discretionary as determined by the Chairman.

D.	The President and/or COO will establish the Corporate and Group Level Goals associated with this Plan on an annual basis. Those organizational goals associated with Operations are coordinated with the respective executive management prior to the approval by the President and/or COO.

E.	The Plan Goals are based on normal business operations. The Chairman has the discretion to exclude certain non-recurring or unusual items of revenue or income, such as acquisitions, extraordinary gains or losses unrelated to operations, etc.

F.	Each participant will be given a worksheet (attached to this Plan) detailing their specific goals (i.e. Threshold, Target, and Stretch levels), their respective weights and associated bonus awards.

G.	To be eligible to participate in the NCI Incentive Compensation Plan, the participant must have executed the attached Incentive Compensation Plan Acceptance Form and their individual worksheet and have returned both to the Vice President of Human Resources, as their indication of the terms and conditions of this Plan.

H.

At fiscal year-end, each participant’s performance will be evaluated relative to the degree of achievement against his or her respective targets (i.e. Revenue, Profit, Bookings, etc.). The percent achievement of individually assigned targets will be used in determining the specific amount of a participant’s Incentive Awards. To receive 100% of the Target Award amount

NCI 2005 ICP	Company Proprietary

award, the Target level of each of the individual’s designated incentive factors will have to have been attained.

I.	Awards to an individual participant for achieving results above the Target Level for any given incentive factor will be limited to 125% of the Target Award amount. However, incentives for Revenue will be capped at 100% unless the budgeted profit margin percentage for that organization is met or exceeded. Extraordinary results above the Stretch level may rewarded above the Stretch payout level at the discretion of the CEO and President and based on the availability of funds in the bonus pool.

VI.	INCENTIVE AWARD PAYOUTS

A.	The total incentive award amount an individual is eligible to receive is established upon their initial entry into the Plan.

B.	Payout of the incentive compensation award will be made on or prior to the 15th of March of the following calendar year.

C.	While it is the intent of the Company to pay Incentive Awards strictly on the basis of achievement of goals, the actual bonus amount an individual receives may also reflect management’s assessment of circumstances which may affect the individual’s accomplishments or corporate results, either negatively or positively. Determination of the final incentive bonus amounts, if any, will be made at the discretion of the President and CEO.

VII.	GENERAL CONDITIONS

A.	Eligibility for participation and incentive award payment under this plan requires strict compliance with the Company’s Policies and Procedures regarding ethical business conduct, practices and contacts with customer and government representatives, agents, brokers and other intermediaries. Non-compliance, with such Policies and Procedures, as determined by the Company, may constitute cancellation of incentive eligibility.

B.	If for any reason the participant’s employment terminates prior to the scheduled bonus payment date, he/she shall not be eligible for any incentive award (including any pro rata amount) derived from NCI’s Incentive Compensation Plan, with respect to that year.

C.	If an individual is reclassified into another position not covered by this plan, he/she may be eligible for a pro rata portion of their incentive award, based upon the portion of the year that the individual was covered by this plan.

D.	All employees of the Company are employed in an “at will” capacity, which means that either the employees or the Company may terminate the relationship at any time with or without cause. This plan is not considered a contract of employment. Further, this plan shall not in any way diminish or limit the Company’s right to terminate the employment of any individual, at will, in its sole discretion.

E.	The issuance of this plan for any year does not in any way commit the Company that the employee will participate in a similar plan or be paid an equivalent bonus in any subsequent year.

NCI 2005 ICP	Company Proprietary

F.	This plan and its terms, as well as individual compensation, are sensitive and confidential information and must be treated accordingly. Disclosure of any of its terms or conditions may lead to disciplinary action up to and including termination of employment.

G.	The CEO reserves the discretion to adjust or eliminate incentive awards as he deems business conditions may warrant and shall have sole responsibility to modify, revise, and/or resolve any controversies concerning the plan.

H.	For each participant in the NCI Incentive Compensation Plan, the ICP as described herein supersedes all other plans, documents, offer letters, promises (oral or written) expressed or implied which precede the signing date of this document and address incentive compensation or bonus compensation.

I.	Interpretation of this Plan is governed in all respects by the laws of the Commonwealth of Virginia, regardless of where executed. Participants by their executions of this Plan consent to the jurisdiction of the Commonwealth of Virginia.

Attachments:

1.	Incentive Compensation Plan Acceptance Form

2.	Incentive Compensation Plan Worksheet

Note: The Incentive Compensation Plan Acceptance Form and Worksheet must be signed by the participant and returned to the VP of Human Resources by the due date in order to be eligible for participation in the 2005 Incentive Compensation Plan.

NCI 2005 ICP	Company Proprietary

INCENTIVE COMPENSATION PLAN ACCEPTANCE

CONCURRENCE

I have read closely the Foregoing Terms and Conditions of the 2005 NCI Incentive Compensation Plan and acknowledge those terms and conditions as governing my participation in the ICP. I further acknowledge that by refusing to sign or in any other way attempting to change or disagree with the terms or conditions contained in this incentive compensation program, I will no longer be considered a participant in this plan. I also understand that I must be an employee of NCI Information Systems, Inc. on the ICP payment date to be eligible to receive an ICP bonus. ICP bonuses are usually paid on March 15th.

Acknowledgement of Receipt:	Date:

ICP Participant

Approved:	Date:

Vice President of Human Resources

NCI 2005 ICP	Company Proprietary